NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON May 7, 2013

All monetary amounts are expressed in United States dollars, the Company’s reporting currency, unless otherwise noted as being in Canadian dollars (“CAD” or “C$”).

March 20th, 2013

ATNA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

to be held on May 7, 2013

TO THE SHAREHOLDERS:

The Annual General Meeting of shareholders of Atna Resources Ltd. (the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, BC Canada V6C 1B6, on Tuesday, May 7, 2013 at 1:00 p.m. (Pacific Time) (the “Meeting”) for the following purposes:

•	To receive the financial statements for the fiscal year ended December 31, 2012, together with the Auditor’s Report thereon.

•	To appoint an Auditor for the ensuing year.

•	To elect directors for the ensuing year.

•	To consider and, if thought advisable, to pass an ordinary resolution approving the unallocated options, rights or other entitlements under the Stock Option Plan of the Company, as more particularly set out in the management information circular of the Company dated March 20, 2013 (the “Information Circular”).

•	To consider and, if thought advisable, to pass an ordinary resolution approving the adoption of a Restricted Share Unit Plan of the Company, as more particularly set out in the Information Circular.

•	To consider and, if thought advisable, to pass an ordinary resolution approving amendments to the Stock Option Plan of the Company, as more particularly set out in the Information Circular.

•	To consider and, if thought advisable, to pass an ordinary resolution ratifying and approving the Advance Notice Policy adopted by the Board of Directors of the Company, as more particularly set out in the Information Circular.

•	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has recommended approval by the shareholders of the Company on the above noted items.

The Information Circular contains a full and complete description of the matters set out above that are to be voted on at the Meeting. Please see the section heading “Matters to be Voted on at the Meeting” in the Information Circular for full particulars.

The Company has elected to use the notice & access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice & Access Provisions”) for the Meeting. Notice & Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post the Information Circular and any additional materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the Information Circular. The Company will use procedures known as “stratification” in relation to the use of Notice & Access Provisions. Stratification occurs when a reporting issuer using the Notice & Access Provisions provides a paper copy of the Information Circular to some shareholders with this Notice of Meeting. For this Meeting, all registered shareholders and those beneficial owners holding 5,000 common shares or more in the capital of the Company will receive a paper copy of the Information Circular.

The Information Circular has been prepared to help you make an informed decision on the matters to be voted on at the Meeting. Please review it carefully and in full prior to voting.

The Information Circular is available on the Company’s website at www.atna.com/s/AnnualFilings.asp, on the website of the Company’s transfer agent, Computershare Investor Services Inc., at www.envisionreports.com/AtnaAGM2013, and under the Company’s profile on SEDAR at www.sedar.com. Any registered shareholder or Canadian NOBO (as defined in the Information Circular) who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact the Company’s transfer agent at 1-866-962-0498 within North America and outside North America at 514-982-8716. Any Canadian OBO (as defined in the Information Circular) or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact Broadridge Investor Communication Solutions, Canada at 1-877-907-7643. To obtain additional information about the Notice & Access Provisions, a shareholder may contact the Company’s transfer agent at the following toll-free number: 1-866-964-0492. To obtain a paper copy of the Information Circular after the date of the Meeting, please contact Valerie Kimball, the Corporate Secretary of the Company, at 1-877-692-8182.

All shareholders are invited to attend the Meeting. Only shareholders at the close of business on March 22, 2013 (the “Record Date”) are entitled to receive notice of and vote at the Meeting. If you are a registered shareholder, you will have received this Notice of Meeting and a form of proxy. Registered shareholders who are unable to attend the Meeting are requested to read the notes included in the form of proxy enclosed and then to complete, date, sign and mail the enclosed form of proxy, or to complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy. Completed proxies must be received by 1:00 p.m. (Pacific Daylight Time) on Friday, May 3, 2013 or, at the discretion of the Chairman of the Meeting, delivered to the Chairman of the Meeting prior to commencement of the Meeting.

If you are a non-registered shareholder, you will have received this Notice of Meeting and a voting instruction form. Non-registered shareholders are requested to read the instructions included in the voting instruction form enclosed and then to complete the voting instruction form in accordance with the instructions set out therein. Completed voting instruction forms must be received by 1:00 p.m. (Pacific Daylight Time) on Friday, May 3, 2013.

In order to allow reasonable time to receive and review the material prior to the deadline for receiving proxies, a shareholder wishing to receive a paper copy of the Information Circular as described above should make such request by the close of business on Monday, April 22, 2013.

Dated at Golden, Colorado, this 20th day of March, 2013.

By order of the Board

(signed) “Valerie Kimball”

Valerie Kimball
Corporate Secretary

If you are a non-registered shareholder of the Company and receive this Notice of Meeting through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted at the Meeting.

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INFORMATION CIRCULAR

As at March 20th, 2013, unless otherwise noted

Solicitation of Proxies

This Information Circular and the accompanying documents (the “Meeting Materials”) are furnished in connection with the solicitation of proxies by the management of Atna Resources Ltd. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held on Tuesday, May 7, 2013 and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily carried out by mail, proxies may also be solicited personally or by telephone by the directors, regular employees or contractors of the Company. All costs of solicitation will be borne by the Company.

These Meeting Materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under “INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES”.)

Voting by Proxies

The enclosed form of proxy accompanying this Information Circular when properly completed and delivered and not revoked confers discretionary authority upon the proxy nominee to vote with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

If the instructions in a proxy given to management are certain, the common shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the common shares represented by a proxy given to management are intended to be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominees of management for director and for the appointment of the Auditors. The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A REGISTERED SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME IN FULL OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES NOW DESIGNATED.

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To be valid, a proxy must be in writing and executed by the shareholder or its attorney authorized in writing, unless the shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form. Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Company’s head office, 14142 Denver West Parkway, Suite 250, Golden, CO, USA, 80401, not later than 1:00 p.m (Pacific Daylight Time) on Friday, May 3, 2013, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. The Chairman of the Meeting has the discretion to accept proxies that are deposited after that time.

Revocability of proxies

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the Company’s legal counsel’s offices at 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders’ own names. Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as an “intermediary” or “intermediaries”). Shareholders who do not hold their shares in their own names (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable intermediary as a proxyholder.

Non-registered owners who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those non-registered owners who have objected to their intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with applicable securities regulatory policy, the Company has elected to seek voting instructions directly from NOBOs. The intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

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In addition to those procedures, recent amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) allow a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that such NOBO or its nominee be appointed as the NOBO’s proxyholder. If such a request is received, the Company or the intermediary, as applicable, must arrange, without expense to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Information Circular, provided that the Company or the intermediary receives such written instructions at least one business day prior to the time at which proxies are to be submitted for use at the Meeting; accordingly, any such request must be received by 1:00 p.m. (Pacific Daylight Time) on Thursday, May 2, 2013.

The Company does not intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and an OBO will not receive those materials unless the OBO’s intermediary assumes the cost of delivery.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

NOTICE & ACCESS

The Notice & Access Provisions of National Instrument 51-102 and National Instrument 54-101 allow reporting issuers, other than investment funds, to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail. The Notice & Access Provisions can be used to deliver materials for both special and general meetings. Issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the issuer’s expense.

In order for the Company to utilize the Notice & Access Provisions, the Company must send a notice to shareholders, including non-registered owners, indicating that the proxy-related materials have been posted and explaining how a shareholder can access them online or obtain a paper copy of them from the Company. The required elements of that notice, pursuant to which the Company must provide basic information about the Meeting and the matters to be voted on, explain how a shareholder can obtain a paper copy of the Information Circular and any related financial statements and MD&A, and explain the Notice & Access Provisions process, have been built into the Notice of Meeting. The Notice of Meeting has been delivered to shareholders by the Company, along with the applicable voting document (a form of proxy in the case of registered shareholders or a voting instruction form in the case of non-registered owners).

This Information Circular has been posted in full on the Company’s website at www.atna.com/s/AnnualFilings.asp, on the website of the Company’s transfer agent, Computershare Investor Services Inc., at www.envisionreports.com/AtnaAGM2013 and under the Company’s SEDAR profile at www.sedar.com.

The Company will rely upon the use of “stratification”, which occurs when a reporting issuer using the Notice & Access Provisions provides a paper copy of the information circular to some shareholders with the notice of meeting as described above. For this Meeting, all registered shareholders and those beneficial owners holding 5,000 common shares or more in the capital of the Company will receive a paper copy of the Information Circular from the Company or intermediary.

Any registered shareholder or Canadian NOBO who wishes to receive a paper copy of this Information Circular prior to the date of the Meeting should contact the Company’s transfer agent at 1-866-962-0498 within North America and outside North America at 514-982-8716. Any Canadian OBO or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact Broadridge Investor Communication Solutions, Canada at 1-877-907-7643. To obtain additional information about the Notice & Access Provisions, a shareholder may contact the Company’s transfer agent at the following toll-free number: 1-866-964-0492. To obtain a paper copy of the Information Circular after the date of the Meeting, please contact Valerie Kimball, the Corporate Secretary of the Company, at 1-877-692-8182.

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In order to allow reasonable time to receive and review the material prior to the deadline for receiving proxies, a shareholder wishing to receive a paper copy of the Information Circular as described above should make such request by the close of business on Monday, April 22, 2013.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company since the commencement of the Company’s last completed financial year, or of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any of such persons, in any manner to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Voting Shares and Principal Holders Thereof

As at March 20, 2013, there were 145,140,466 outstanding fully paid and non-assessable common shares without par value in the capital of the Company that are entitled to be voted at the Meeting. Holders of the outstanding common shares whose names are entered on the register of shareholders of the Company at the close of business on March 22, 2013, which is the record date, will be entitled to attend in person or appoint a proxy nominee to attend the Meeting and such person will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each common share held on that date.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Trust Company of Canada, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”), electronic filings in the U.S. on EDGAR and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at March 20, 2013, there were no persons or companies who beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding common shares of the Company.

Financial Statements

The audited financial statements for the fiscal year ended December 31, 2012 and the report of the Auditor’s thereon will be placed before the Meeting.

MATTERS TO BE VOTED ON AT THE MEETING

Appointment of Auditors

Management of the Company will propose the appointment of Ehrhardt Keefe Steiner & Hottman PC of Denver, Colorado as Auditors of the Company to hold office until the next annual general meeting of the Company. Ehrhardt Keefe Steiner & Hottman PC were first appointed as the Auditors of the Company on March 31, 2008.

The Audit Committee recommends the appointment of Ehrhardt Keefe Steiner & Hottman PC as the Company’s Auditors to hold office until the Company’s next annual general meeting.

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Election of Directors

Nominees

The Board of Directors presently consists of seven directors and it is intended to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. Directors of the Company are elected at the annual general meeting to hold office until the next general meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “Act”). In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

The following sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each, their principal occupations, the period of time for which each has been a director of the Company, and the number of voting common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Management is proud to nominate the following seven directors for election to the Company’s Board. Combined, the nominees have over 239 years of high level mining industry, finance and corporate governance experience. The nominees currently serve on a total of thirteen different mining company boards, most of which are Canadian companies. All of the directors have been or currently are Chief Executive Officers or Presidents of publicly listed companies. These Board nominees are strongly independent, with only one nominee being from executive management. Five of the nominees are fully independent, while the remaining nominee was formerly an Executive, but is now a non-Executive. The Board unanimously recommends that shareholders vote in favor of these Candidates.

Name, Position, Province/State and Country of Residence(1,2)	Principal Occupation or Employment(1)	Director Since	Voting Securities Beneficially Owned(1,3)

David H. Watkins(6) Director and Chairman British Columbia, Canada	Chairman of the Company since January 2009	March 2000	1,574,880

James K. B. Hesketh(7) Director, President and Chief Executive Officer Colorado, United States	President & Chief Executive Officer of the Company since January 2009	September 2001	334,370

David K. Fagin (4,6) Director, Colorado, United States	Investor	March 2008	188,536

Ronald D. Parker (5, 7) Director, Missouri, United States	Retired	March 2008	26,496

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Name, Position, Province/State and Country of Residence(1,2)	Principal Occupation or Employment(1)	Director Since	Voting Securities Beneficially Owned(1,3)

Glen D. Dickson, (4,5) Director, British Columbia, Canada	Retired	December 2002	188,000

Christopher E. Herald (5,6,7) Director, Colorado, United States	President & Chief Executive Officer of Solitario Exploration and Royalty Corp.	August 2009	60,000

Paul H. Zink (4,6) Director, Colorado, United States	Chief Executive Officer of Americas Bullion Royalty Corp.	April 2011	50,000

(1)	The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)	None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.
(3)	In aggregate, the directors of the Company beneficially own, or control or direct, directly or indirectly, a total of 2,422,282 common shares of the Company representing approximately 2.0% of the total number of issued and outstanding common shares of the Company as at March 20, 2013.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Nomination and Corporate Governance Committee.
(7)	Member of the Health, Safety and Environment Committee

Orders & Bankruptcies

None of the proposed nominees for election as a director of the Company:

(a)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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(c)	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Additional Information Regarding the Directors

David H. Watkins was appointed Executive Chairman in January 2009 and stepped down as Executive Chairman becoming Chairman on July 1, 2010. Mr. Watkins has over 40 years’ experience in exploration, development, and mining operations. During the early part of his career, he served as exploration geologist for Newmont and Noranda. He later joined Falconbridge Copper Ltd. as an Exploration Geologist and rose to Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska. Mr. Watkins was appointed Vice President, Exploration in 1986 and later became President of Minnova Inc., the successor company to Falconbridge Copper. Mr. Watkins served as President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining the Company in 1999. Mr. Watkins served as President and CEO of the Company from 2000 to 2008.

James K. B. Hesketh became President and Chief Executive Officer in January 2009. Mr. Hesketh has a diverse career in the mining industry, with over 30 years in positions covering mining finance, corporate business development, mine operations, mine engineering, manufacturing and consulting with companies including NM Rothschild & Sons (Denver) Inc., Cyprus Amax Minerals Company, Pincock, Allen & Holt, Inc., and Dresser Industries. Prior to Mr. Hesketh's current role, he was President and CEO of Canyon Resources Corporation ("Canyon”) and served as a Director of the Company. He has been a Director of the Company since 2001.

Glen D. Dickson has been a Director of the Company since December 2002. Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. Mr. Dickson served as Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, and later served as President and Chief Executive Officer of Cumberland Resources Ltd. from 1993 through 2002. Most recently, Mr. Dickson was the Chief Executive Officer and Director of Gold-Ore Resources Ltd., until it merged with Elgin Mining Inc. on April 30, 2012

Ronald D. Parker was appointed a director of the Company on March 18, 2008.  From 2002 to 2012, Mr. Parker served as President and CEO of Gammill Inc, a manufacturing company. Mr. Parker was a former Director of Canyon and joined the Board through the Canyon Merger. From 1998 to 2002, he served as President and CEO of Apollo Gold Inc. Mr. Parker has held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President of Homestake Canada, Inc., President of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

David K. Fagin was appointed a Director of the Company on March 18, 2008. Mr. Fagin was a former Director of Canyon. From 1992 to 1996, he served as Chairman and CEO of Golden Star Resources Ltd. and then as non-executive Chairman for an additional two years. From 1997 to 2000, he served as Chairman and CEO of Western Exploration and Development Ltd., and later as consultant and Corporate Director. Mr. Fagin has served as President and Director of Homestake Mining Company, Rosario Resources Corporation, and as Vice President of AMAX Inc. Mr Fagin also served for over 20 years on the boards of the T. Rowe Price mutual funds, at one time consisting of over 100 Price boards. He is currently Director of Pacific Rim Mining Ltd. and Golden Star Resources Ltd., both publicly held mining companies.

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Christopher E. Herald joined the Board in August 2009. He has over 30 years of experience in the mining industry and has been President & CEO and a Director of Solitario Exploration and Royalty Corporation since 1992. Mr. Herald also serves as Chairman of the Denver Gold Group, a non-profit mining industry association recognized as the preeminent association supporting North American, European and Asian gold precious metal forums for institutional investors. He was instrumental in discovering the 1.5 million ounce high-grade Buckhorn Mountain Gold deposit for Crown Resources and its subsequent sale to Kinross Gold for approximately $240 million in 2006. Mr. Herald was also responsible for the initial exploration successes of the 1.5 million ounce Kettle River open pit and underground deposits. During his career, he has held various positions in Anaconda Minerals, Echo Bay Mines and Crown Resources.

Paul H. Zink joined the Board in April 2011. He was appointed CEO of Americas Bullion Royalty Corp. in March 2013. Prior to that, he served as President of Eurasian Capital, the royalty and merchant banking division of Eurasian Minerals Inc., from July 2010 through January 2013. Mr. Zink graduated Phi Beta Kappa from Lehigh University with a bachelor's degree in Economics and International Relations. He has more than 30 years of experience in the financial and extractive industries. He began his career following the mining and metals industries during a 17-year tenure with J.P. Morgan & Co., Inc., where he performed industry research and merger and acquisition analysis on mineral companies, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.'s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc.  From 2008-2010, Mr. Zink served as President and Director of International Royalty Corporation ("IRC") and was a key member of the senior management team that negotiated IRC’s successful sale to Royal Gold, Inc. in February, 2010.

Majority Voting for Directors

Under Canadian corporate law, director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour. The Board of Directors believes that each of its members should have the confidence and support of the shareholders of the Company. On February 4, 2013, the directors unanimously adopted a majority voting policy (the “Majority Voting Policy”). Each of management’s nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by it. The Majority Voting Policy states that if in an uncontested election a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will refer the resignation to the corporate governance committee for consideration and a recommendation. Except in special circumstances that would warrant the continued service of the director on the Board, the corporate governance committee will be expected to recommend that the Board accept the resignation. Within 90 days after the meeting, the Board will make its decision and announce it by press release.

Approval of Unallocated Options, Rights or Other Entitlements under Stock Option Plan

As mentioned under the heading “Statement of Executive Compensation – Stock Option Plan”, the Option Plan does not have a fixed maximum number of common shares issuable thereunder. The rules of the Toronto Stock Exchange (the “TSX”) require that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved every three years by the shareholders of the Company and by a majority of the directors of the Company. The TSX and the Board of Directors of the Company (the “Board”) have approved the unallocated options, rights or other entitlements under the Option Plan, subject to shareholder approval. Any previously granted options remain in effect.

The rules of the TSX also require that the resolution approving the unallocated options, rights or other entitlements under the Option Plan be passed by a majority of the votes cast on the resolution at the Meeting. If the requisite shareholder approval is not obtained, no unallocated options, rights or other entitlements may be granted and any options that are outstanding and that expire or terminate without being exercised will not be available for re-grant. Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution in the following terms:

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“RESOLVED that:

1.	all unallocated options, rights or other entitlements under the Company’s Stock Option Plan be and are hereby approved;

2.	the Company have the ability to continue granting options under the Company’s Stock Option Plan until May 7, 2016, that is until the date that is three years from the date where shareholder approval is being sought; and

3.	any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director or officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

The Stock Option Plan, combined with the following Restricted Share Unit Plan, promotes the alignment of interests between the Company's shareholders and eligible employees by allowing them to participate in the success of the Company. These forms of compensation only creates an economic benefit for eligible employees if shareholders also see an economic benefit. As a result, the Board has determined that approval of the Stock Option Plan is in the best interest of Company and its shareholders and unanimously recommends that shareholders vote in favor of the resolution.

Approval of Restricted Share Unit Plan

On March 19, 2013, the Board authorized, subject to approval by the TSX and the shareholders of the Company, the creation of a restricted share unit plan (the “RSU Plan”), pursuant to which the Board may grant restricted share units (the “RSUs”) to eligible participants. The RSUs are substantially like “phantom” shares, the implied value of which will rise and fall in value based on the value of the Company’s common shares and are redeemable for common shares on the vesting dates determined by the Board when the RSUs are granted. The key features of the RSU Plan are as follows:

(a)	the eligible participants are directors, officers, employees and consultants of the Company;

(b)	the maximum number of common shares of the Company which may be made subject to issuance under RSUs granted under the RSU Plan shall be a number equal to 10% of the number of issued and outstanding common shares of the Company on a non-diluted basis at any time, less the aggregate total number of common shares of the Company that are, from time to time, subject to issuance under outstanding rights that have been granted by the Company under any other share compensation arrangement, including outstanding stock options issued by the Company under its Option Plan;

(c)	there are currently no RSUs outstanding under the RSU Plan;

(d)	unless permitted by regulatory approval and, if required by applicable law, shareholder approval is obtained:

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(i)	the aggregate number of common shares of the Company that may be made subject to issuance to insiders pursuant to RSUs granted under the RSU Plan and under any other share compensation arrangement may not exceed 10% of the total number of common shares of the Company outstanding at the date of grant of the RSU (on a non-diluted basis);

(ii)	the aggregate number of common shares of the Company that may be issued to insiders pursuant to RSUs granted under the RSU Plan and under any other share compensation arrangement, within any one year period, may not exceed 10% of the total number of common shares of the Company outstanding at the end of such period (on a non-diluted basis); and

(iii)	the aggregate number of common shares of the Company which may be reserved for issuance, from time to time, to any one person or company under the RSU Plan and under any other share compensation arrangement may not exceed 5% of the total number of common shares of the Company outstanding at the date of grant of the RSU (on a non-diluted basis);

(e)	RSUs shall consist of a grant of units, each of which represents the right of the participant to receive one common share of the Company;

(f)	the Board has the discretion to determine the vesting date for each RSU or any other vesting requirements;

(g)	unless otherwise determined by the Board, in its sole discretion, or specified in the applicable RSU agreement:

(i)	upon the voluntary resignation or the termination for cause of a participant, all of the participant’s RSUs which remain unvested shall be forfeited without any entitlement to such participant. If the participant has an employment or consulting agreement with the Company, the term “cause” shall have the meaning given to it in the applicable participant’s employment or consulting agreement;

(ii)	upon the termination without cause or death of a participant, the participant or the participant’s beneficiary, as the case may be, shall have a number of RSUs become vested in a linear manner equal to the sum for each grant of RSUs of the original number of RSUs granted multiplied by the number of completed months of employment since the date of grant divided by the number of months required to achieve the full vesting of such grant of RSUs reduced by the actual number of RSUs that have previously become vested.

(h)	the assignment or transfer of RSUs, or any other benefits under the RSU Plan, are not permitted;

(i)	the Board has the right, in its absolute discretion, subject to any necessary regulatory approvals, to at any time amend, suspend, terminate or discontinue the RSU Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the RSU Plan will, without the written consent of all holders of outstanding RSUs, impair the rights and entitlements of any such holder pursuant to then-outstanding RSUs unless such amendment is the result of a change in the rules and policies of the TSX or the US Market (as defined in the RSU Plan), all without shareholder approval or participant approval, except that this discretionary authority will not extend to the directors the authority to increase the RSU Plan limit without shareholder approval, excluding, where required by the policies of the TSX or the US Market, the votes attaching to shares held by persons eligible to be participants under the RSU Plan. If the RSU Plan is terminated, the provisions of the RSU Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the RSU Plan shall continue in effect during such time as an RSU or any rights pursuant thereto remain outstanding;

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(j)	subject to regulatory approval, the Board may, without shareholder or participant approval, amend or modify in any manner an outstanding RSU to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an RSU vests, except that no amendment will, without the written consent of all affected participants, alter or impair any RSU previously granted under the RSU Plan unless as a result of a change in applicable law or the Company’s status or classification thereunder; and

(k)	upon the occurrence of a Change of Control (as defined in the RSU Plan), all outstanding RSUs at that time shall automatically and irrevocably vest in full.

The RSU Plan, which is attached to this Information Circular as Appendix 1, will be presented to the shareholders for approval at the Meeting. The rules of the TSX require that the resolution approving the RSU Plan be passed by a majority of the votes cast on the resolution at the Meeting.

The TSX has approved the RSU Plan subject to shareholder approval. If approved by the shareholders at the Meeting, the RSU Plan will become effective as of the date of the Meeting. The RSU Plan is meant to complement the Option Plan to offer, through combinations of these equity-based incentive programs, optimal alignment of the interest of management and employees of the Company to that of its shareholders. The choice of implementing a RSU Plan was taken by the Board after an analysis of various alternative equity-based plans. Of the potential equity-based plans considered, a combination of the current Option Plan together with a RSU Plan was considered to provide the best balance between alignment with shareholder interests, protection against downside risk, share price volatility protection and employee retention.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

1.	the Restricted Share Unit Plan in the form submitted to the shareholders of the Company be and is hereby approved; and

2.	any one director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director or officer may, in their discretion, determine to be necessary in order to give effect to the intent and purpose of this resolution.”

The RSU plan provides a retention incentive to eligible employees. This is a particularly critical tool for use in today's highly competitive environment for attracting and retaining highly qualified mining industry professionals. The Board has determined that approval of the RSU Plan is in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favor of the resolution.

Approval of Amendments to Option Plan

The Company proposes to amend its Option Plan (as defined under the heading “Statement of Executive Compensation – Stock Option Plan”) in order to accommodate the introduction of the RSU Plan as a new component of the Company’s equity-based incentive program. These amendments do not represent a substantive change to the Company’s existing Option Plan. Rather, they are required merely to align certain terms and definitions of the Option Plan with the Company’s newly proposed RSU Plan, as the existing Option Plan was prepared prior to the institution of an RSU Plan. The key proposed amendments (the “Amendments”), which Amendments have been approved by the Board and the TSX subject to shareholder approval, are as follows:

1.	to add the definitions of “Applicable Law”, “RSU Plan” and “Share Compensation Arrangement” under section 2.1 of the Option Plan;

2.	to amend section 3.3 of the Option Plan to provide that:

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(a)	the maximum number of common shares of the Company that may be issuable pursuant to options granted under the Option Plan, which options are outstanding but unexercised and whether or not they are vested, shall be a number equal to 10% of the number of issued and outstanding common shares of the Company on a non-diluted basis at any time, less the aggregate total number of common shares of the Company that are, from time to time, subject to issuance under outstanding rights that have been granted by the Company under any other share compensation arrangement, including outstanding restricted share units issued by the Company under its RSU Plan; and

(b)	unless permitted by regulatory approval and, if required by applicable law, shareholder approval is obtained:

(i)	the aggregate number of common shares of the Company which may be issuable to insiders pursuant to options granted under the Option Plan and under any other share compensation arrangement shall not exceed 10% of the total number of issued and outstanding common shares of the Company at the date of grant of the option on a non-diluted basis;

(ii)	the aggregate number of common shares of the Company which may be issued to insiders pursuant to options granted under the Option Plan and under any other share compensation arrangement, within any one-year period, shall not exceed 10% of the total number of issued and outstanding common shares of the Company at the end of such period on a non-diluted basis; and

(iii)	the aggregate number of common shares of the Company which may be reserved for issuance, from time to time to any one service provider under the Option Plan and under any other share compensation arrangement may not exceed 5.0% of the total number of issued and outstanding common shares of the Company at the date of grant of the option on a non-diluted basis;

3.	to amend section 4.9 of the Option Plan to provide that any unissued option shares not acquired by an optionee under an option, which have expired or have been cancelled, may be made the subject of a further option grant pursuant to the provisions of the Option Plan or may be made subject to issuance under a right granted pursuant to any other share compensation arrangement; and

4.	to amend section 6.3(a) of the Option Plan to provide that notwithstanding any other provision of the Option Plan to the contrary, the aggregate number of common shares of the Company available for options granted to citizens of the United States is 6,000,000 subject to: (i) the limitations set out in section 3.3 of the Option Plan, (ii) adjustment pursuant to section 5 of the Option Plan; and (iii) the provisions of sections 422 and 424 of the U.S. Internal Revenue Code of 1986, as amended.

The amended Option Plan will be available for review at the registered office of the Company at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, for the two business days prior to the Meeting and at the Meeting.

The rules of the TSX require that the resolution approving the Amendments be passed by a majority of the votes cast on the resolution at the Meeting. Accordingly, the shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

1.	the Amendments to the Company’s Stock Option Plan, in the form tabled at the Annual General Meeting of the Company held on May 7, 2013, be and the same are hereby approved; and

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2.	any one director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director of officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

Ratification & Approval of Advance Notice Policy

Background

Effective February 4, 2013, the Board of Directors of the Company adopted an advance notice policy (the “Advance Notice Policy”), a copy of which is attached to this Information Circular as Appendix 2. In order for the Advance Notice Policy to remain in effect following the conclusion of the Meeting, it must be ratified and approved by the shareholders at the Meeting.

Purpose of the Advance Notice Policy

The Company’s Board is committed to facilitating an orderly and efficient process for the nomination of directors at shareholder meetings and ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees to register an informed vote.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline prior to any shareholders’ meeting called for the election of directors by which a registered shareholder may submit director nominations to the Company, and sets forth the information that the nominating shareholder must include in the notice to the Company in order for a nominee to be eligible for election.

Terms of the Advance Notice Policy

Briefly, the Advance Notice Policy:

•	provides that advance notice to the Company must be given where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a requisition made in accordance with section 167 of the Act; or (ii) a "proposal" made in accordance with section 188 of the Act;

•	fixes a deadline by which a registered shareholder may submit director nominations to the Company prior to any annual or special general meeting and sets out the specific information that must be included in the written notice to the Company for an effective nomination to occur;

•	provides that in the case of an annual meeting, notice to the Company must be given no fewer than 30 nor more than 65 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is fewer than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement;

•	provides that in the case of a special general meeting that is not also an annual meeting, notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made; and

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•	provides that the Board of Directors, in its sole discretion, may waive any requirement of the Advance Notice Policy.

Ratification & Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is ratified and approved by the shareholders at the Meeting, it will be subject to an annual review by the Board, which will update it to reflect any changes required by securities regulatory authorities and applicable stock exchanges or as otherwise determined by the Board to be in the best interests of the Company and its shareholders.

If the Advance Notice Policy is not ratified and approved at the Meeting, it will no longer be in effect after the conclusion of the Meeting.

Advance Notice Policy Resolution

At the Meeting, the shareholders will be asked to approve the following ordinary resolution:

“RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1.	the Company’s Advance Notice Policy (the “Advance Notice Policy”), a copy of which is attached as Appendix 2 to the Information Circular of the Company dated March 20, 2013, be and is hereby ratified and approved;

2.	the board of directors of the Company be and is authorized in its absolute discretion to administer the Advance Notice Policy and to amend or modify the Advance Notice Policy to the extent needed to reflect changes required by securities regulatory authorities and applicable stock exchanges, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

The Board has determined that the Advance Notice Policy is in the best interests of the Company and its shareholders, and unanimously recommends that shareholders vote in favour of the resolution ratifying and approving the Advance Notice Policy.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth details of all compensation paid, in the Company’s three most recently completed financial years, in respect of the individuals who were, at the financial year ended December 31, 2012, the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company or its subsidiaries whose total compensation was, individually, more than C$150,000 for the financial year ended December 31, 2012 (the “Named Executive Officers” or “NEOs”).

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Summary NEO Compensation Table

Name and principal position	Year	Salary ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation Annual incentive plans ($) (1,2)	Retirement Contributions ($) (3)	Total compensation ($)
James K. B. Hesketh – President,	2012	300,774	231,785	75,000	9,000	616,559
Chief Executive Officer	2011	266,108	153,174	150,000	11,654	580,936
	2010	236,000	92,400	30,000	9,572	367,972
Rodney D. Gloss – Vice President,	2012	180,671	115,892	40,000	8,500	345,063
Chief Financial Officer	2011	45,000	77,197	10,000	0	132,197
Douglas E. Stewart – Former Vice	2012	214,649	0	0	8,538	223,187
President, Chief Operating Officer(4)	2011	75,769	90,770	15,000	1,933	183,472
William R. Stanley – Vice President,	2012	200,774	115,892	40,000	9,600	366,266
Exploration	2011	165,929	91,904	80,000	9,848	347,681
	2010	138,138	46,200	15,000	6,144	205,482
Kenneth G. Mann - Former General	2012	224,109	0	0	1,530	225,639
Manager, Briggs Mine(5)	2011	151,800	33,698	11,151	7,840	204,489
	2010	145,390	46,270	15,250	7,150	214,060

(1)	Dollar amounts provided for option-based awards reflect fair value on the date of grant and dollar amounts for annual incentive plans, both are determined with reference to the factors discussed under “Compensation Discussion and Analysis” below.
(2)	Amounts represent incentive cash bonuses paid during the year.
(3)	Dollar amounts provided represent the employer 401K matching contribution during the year.
(4)	Mr. Stewart resigned as Vice President and Chief Operating Officer on December 31, 2012.
(5)	Mr. Mann resigned from the position of General Manager, Briggs Mine on February 24, 2012.

Additional Information Regarding Officers

Rodney D. Gloss joined the Company in October of 2011 as Vice President and Chief Financial Officer. Mr. Gloss has an extensive background in the global mining and manufacturing sectors with experience in managing all aspects of accounting and finance. He is an experienced and proven leader with the analytical and financial know-how to reduce costs and grow enterprises in a profitable manner. Mr. Gloss has served as Corporate Controller for Alacer Gold; VP, Chief Accounting Officer, and Corporate Controller for Intrepid Potash; and CFO, VP, Controller, and Director of Treasury for Timminco Ltd. Mr. Gloss holds an MBA in Finance and Marketing from the University of California, Los Angeles and a BS in Mathematics from Northern Arizona University. He is a CPA in the State of California.

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William R. Stanley was appointed Vice President of Exploration in January 2004. Mr. Stanley has over 30 years’ experience as a mineral exploration geologist. While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand. Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, and a Master of Business Administration from Arizona State University. Prior to joining the Company, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms. He has held positions with Cyprus Amax as the U.S. Exploration Manager, and Homestake Mining Company as Senior Exploration Geologist where he was responsible for several gold deposit discoveries, two of which were placed into production.

Outstanding Option-Based Awards

The following table sets forth details of all awards outstanding for the Named Executive Officers at the end of the most recently completed financial year, including awards granted to the Named Executive Officers in prior years.

Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) (C$)
James K. B. Hesketh	150,000	0.45	December 17, 2013	96,000
	400,000	0.71	December 17, 2014	152,000
	400,000	0.60	December 13, 2015	196,000
	500,000	0.90	December 13, 2015	95,000
	500,000	1.13	December 11, 2016	-
Subtotal	1,950,000			539,000
Rodney D. Gloss	200,000	0.75	October 3, 2016	68,000
	75,000	0.90	December 13, 2015	14,250
	250,000	1.13	December 11, 2016	-
Subtotal	525,000			82,250
Douglas E. Stewart(2)	200,000	0.72	January 31, 2013(2)	74,000
	110,000	0.90	January 31, 2013(2)	20,900
Subtotal	310,000			94,900
William R. Stanley	200,000	0.45	December 17, 2013	128,000
	200,000	0.71	December 17, 2014	76,000
	200,000	0.60	December 13, 2015	98,000
	300,000	0.90	December 13, 2015	57,000
	250,000	1.13	December 11, 2016	-
Subtotal	1,150,000			359,000
Kenneth G. Mann(3)	Nil	N/A	N/A	N/A

(1)	Based on the Company’s closing share price of $1.09 on December 31, 2012.
(2)	Douglas Stewart resigned as Vice President & Chief Operating Officer effective December 31, 2012 and accordingly, his outstanding options were to terminate on January 31, 2013. Subsequent to the financial year ended December 31, 2012 and prior to the termination date of January 31, 2013, Mr. Stewart exercised his vested options.
(3)	Kenneth G. Mann resigned as General Manager of the Briggs Mine in February 2013.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the Named Executive Officers for option-based awards for the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year (C$)

James K. B. Hesketh	97,000
Rodney D. Gloss	28,750
Douglas E. Stewart	25,467
William R. Stanley	51,667
Kenneth G. Mann	N/A

Stock Option Plan

In 2007, the Company adopted an incentive stock option plan pursuant to the policies of the TSX with the approval of the Company’s shareholders, which plan was amended in 2008 and 2009 (the “Option Plan”). As of the date of this Information Circular, an aggregate of approximately 9,532,835 common shares are issuable upon the exercise of outstanding options granted under the Option Plan, representing approximately 6.6 % of the issued and outstanding common shares of the Company. There are currently 4,981,212 options available to be granted under the Option Plan, representing approximately 3.4% of the issued and outstanding common shares of the Company. A copy of the Option Plan, as amended, is available upon request from the Corporate Secretary of the Company, 14142 Denver West Parkway - Suite 250, Golden, Colorado, 80401.

Key provisions of the Option Plan include:

(a)	persons who are eligible to receive options pursuant to the Option Plan are directors, officers and employees of the Company and its subsidiaries and others providing management or consulting services to the Company or an entity controlled by the Company;

(b)	a restriction that the maximum number of common shares issuable pursuant to options granted under the Option Plan will be a number equal to 10% of the issued and outstanding common shares on a non-diluted basis at any time;

(c)	a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis may be issuable to insiders of the Company pursuant to options granted to insiders under the Option Plan;

(d)	a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis are issued to insiders of the Company within any one-year period pursuant to options granted to insiders under the Option Plan;

(e)	the option price per common share is to be determined by the Board of Directors provided that such exercise price is not less than the market price on the date of grant of such options or such other minimum price as may be required by the TSX and the options may be priced in Canadian or U.S. dollars as determined by the Board at the time the option is granted;

(f)	the market price is defined as the average of the daily high and low board lot trading prices of the common shares of the Company for three trading days immediately preceding the time the option is granted

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(g)	the vesting period of all options shall be determined by the Board;

(h)	options may be exercisable for a period of up to a maximum term of five years, subject to a blackout period allowance, such period to be determined by the Board of Directors of the Company, and the options are non-transferable;

(i)	options held by individuals who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (a) the original expiry term of such options; (b) 30 days after the Optionee ceases active employment with the Company; or (c) 30 days after the date of delivery of written notice of retirement, resignation or termination;

(j)	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(k)	options held by an individual who ceases to be employed by the Company due to death, disability or retirement in accordance with the Company’s retirement policy will terminate on the earlier of: (a) 365 days after the date of death, disability or retirement; and (b) the original expiry term of such options;

(l)	options which expire unexercised or are otherwise cancelled will be returned to the Option Plan and may be made available for future option grant pursuant to the provisions of the Option Plan;

(m)	optionees may, rather than exercise their options, elect to terminate such option, in whole or in part, and receive either the number of common shares, which have a value equivalent to the number of options terminated multiplied by the difference between the fair value of a common share and the option price of the options terminated, or with the consent of the company a cash payment in lieu thereof;

(n)	the Board may, without shareholder approval, from time to time, subject to applicable law and the prior approval, if required, of the TSX or any other applicable regulatory body: (i) suspend, terminate, or discontinue the Option Plan, and (ii) amend or revise the terms of any option without the consent of the optionee, provided that such amendment does not adversely alter or impair the option (except as permitted under the adjustment provisions of the Option Plan), including amendments of a typographical, grammatical, clerical or administrative nature, to the vesting provisions of the Option Plan or any option, to change the termination provisions of any option that does not entail an extension beyond the original expiration date of the option and to change the eligible participants under the Option Plan; and

(o)	options issued to eligible U.S. Participants (as defined in the Option Plan) may qualify as an “incentive stock option” pursuant to Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

During the financial year ended December 31, 2012, no amendments to the Option Plan were adopted either with or without shareholder approval. See the section “Matters to be Voted On at the Meeting – Approval of Amendments to Option Plan” for details of proposed amendments to the Option Plan.

Performance Graph

The following graph compares, assuming an initial investment of CAD$100 as of January 1, 2008, the yearly percentage change in cumulative total shareholder return on the common shares of the Company against the cumulative total shareholder return of the Gold Bugs Index (HUI) and the S&P/TSX Composite Index for the Company’s five most recently completed financial years.

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Atna Resources Ltd. Cumulative Value of a CAD$100 Investment

Comparison of Cumulative Total Return

	January	December	December	December	December	December
	2008	2008	2009	2010	2011	2012
Atna Resources Ltd.	100	38	45	40	54	69
Gold Bugs Index (HUI)	100	86	104	131	117	102
S&P/TSX Composite	100	65	84	97	86	89

Compensation of NEOs during the first three of the five year period were relatively flat except for cost of living increases and reflects the negative trends shown in the value of an investment in the Company during that period. In 2011, compensation for continuing NEOs increased significantly reflecting bonuses related to the acquisition of Pinson and significantly improved trends in the value of an investment. In 2012, compensation increased again with increased activity related to development of the Pinson mine.

In 2008, several factors impacted the Company’s stock price including Barrick Gold's decision to trigger its claw-back right on the Pinson project, the financial crisis in the fall of 2008, the global banking crisis and hedge fund liquidations, all of which were outside the control of the NEOs. In 2009, the Company was successful in bringing the Briggs Mine into operation, producing 11,200 ounces of gold that year. In 2010, the Company ramped up production at Briggs producing 25,000 ounces of gold and revenues of $30.6 million. The Company reached a major goal in 2011 by acquiring Barrick’s 70% interest in the Pinson Mine, consolidating its interest to control 100% of the high-grade gold resource. Additionally, the Company produced 32,000 ounces of gold at its Briggs Mine and revenue of $51.7 million in 2011. In 2012, the Company produced nearly 37,000 ounces at its Briggs and Pinson mines, a 13% increase over 2011, generating revenue of $59.8 million, an increase of 15%. The Company also constructed and initiated production at its Pinson underground mine. Management expects the Pinson Underground Mine to gradually ramp up production during 2013 with increasing gold production and sales through the year. For more details on the Company's projects, please review the Company’s Management Discussion and Analysis and financial filings available on SEDAR and EDGAR or on the Company’s website at www.atna.com.

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COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Policies

Salary compensation of the Company’s NEOs is determined by the Board. The Compensation Committee is responsible for considering specific information and making recommendations to the full Board with respect to compensation matters. The Compensation Committee is comprised of the three independent directors. The Committee’s consideration of and recommendations regarding executive compensation are guided by a number of factors described below. The objectives of the Company’s total executive compensation package are to attract and retain the best possible executive talent, to provide an economic framework to motivate the Company’s executives to achieve goals consistent with the Company’s business strategy, to align interests between executives and shareholders through employee compensation plans, and to provide a compensation package that recognizes an executive's individual results and contributions in addition to the Company’s overall business results.

The Company’s Option Plan provides the Compensation Committee with an additional tool to compensate management. During 2012, there were three key elements used to compensate the Company's executives consisting of base salary, stock options and cash bonuses. After considering and evaluating the recommendations of management and consulting internal and external salary and benefit surveys and studies, the Compensation Committee makes its recommendation to the Board regarding salary levels of officers and key employees, stock options and cash bonuses. The companies used in the benchmark group were Argonaut Gold, Allied Nevada, Golden Minerals, Gold-Ore, Lakeshore Gold, Orosur Mining Inc. and Scorpio Gold and other similar companies. The metrics reviewed for 2012 included increases in gold production, revenue and earnings, as well as factors relating to increased market capital and financial strength of the Company. Other measures included development at Pinson, growth in ore reserves and increased market analyst coverage. Metrics for the Company were overall positive for 2012.

The Company pays performance-based compensation to Named Executive Officers based on the achievement of targets and strategies established for any particular year with emphasis on safety and mitigation of work-related loss of time accidents. The Compensation Committee has the discretion to award bonuses to Named Executive Officers of the Company for achieving partial successes in any targeted area. Three continuing Named Executive Officers were awarded bonuses by the Compensation Committee during the financial year ended December 31, 2012.

The Compensation Committee reviews annual public surveys to establish appropriate compensation levels for executive officers. Maintaining skilled professionals at the executive level is critical to the success of the Company. The risks associated with the Company’s compensation policies and practices are informally considered during the Board’s review and discussion of executive compensation. The Compensation Committee is aware of the risk of the resignation of a key employee and applies compensation policies and practices accordingly. The promotion and maintenance of a safe working environment and the application of work-safe programs mitigates the risk that any employee will take inappropriate job-related risks.

Named Executive Officers and directors are not prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held directly or indirectly by the Named Executive Officer or director, provided they comply with all applicable laws. The Company’s policy is to comply with all applicable laws and regulations in the United States and Canada.

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The Board reviews management’s future goals and strategies at least yearly to ensure that they are aligned with those of the shareholders and that they provide a sound growth platform that will enhance shareholder value in both the long and short term. In making its recommendations concerning executive compensation, the Compensation Committee reviews individual levels of responsibility, scope and complexity of the executive’s position and an evaluation of each individual’s role and performance of goals and advancing the business strategies of the Company. The individual’s and Company’s performance are compared to the executive salary ranges for other companies of similar size and industry.

The Compensation Committee recommends to the Board compensation levels for the Chief Executive Officer, the Chief Financial Officer and other executive officers of the Company. In reviewing individual performance of executives whose compensation is detailed in this Information Circular, the Committee takes into account the full compensation package of each individual, including past compensation levels, past gains on exercises of stock options, and current intrinsic value of outstanding options. Additionally, the Compensation Committee takes into account the views of James K.B. Hesketh, the Company's Chief Executive Officer during 2012, who submits a performance report detailing the successes and failures of the Company and its executive officers compared to goals and strategies during the past year.

The Compensation Committee believes that the Chief Executive Officer, as well as the other officers of the Company, are strongly motivated and dedicated to the growth in shareholder value of the Company. The Committee further believes that the Chief Executive Officer, as well as the other officers of the Company, are receiving salary compensation in the appropriate range of peer-group levels and that their performance incentives are heavily based on their personal shareholding and/or incentive equity holdings in the Company. In 2012, stock options were granted to officers with the view that such awards align their interest directly with that of the shareholders.

Salaries and Cash Bonuses

Salaries for executive officers are determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for executive talent, including a comparison of salaries for comparable positions at other similar mining companies.

The salary levels of the Chief Executive Officer and other officers of the Company are recommended by the Compensation Committee and approved by the Board of Directors. Specific individual performance, initiative and accomplishments and overall corporate or business segment performance are reviewed in determining the compensation level of each individual officer. In a particular business unit, such unit's financial, operating, cost containment, and productivity results are also considered. The Compensation Committee, where appropriate, also considers other performance measures, productivity, cost control, safety, environmental awareness, and improvements in relations with shareholders, employees, the public, and government regulators.

During 2012, there were cash bonuses paid to key employees and the executive officers. Cash bonuses supplement the issuance of option-based awards. There are no specific limits to the amount of the discretionary annual bonus award; the discretionary annual bonus pool for executives amounted to less than 3% of total base 2012 salaries. During 2012, the salaries of the executive officers increased an average of 8% largely to adjust their total compensation to that of peers for mining companies of similar size and based on improved trends within the Company.

During 2012, there were certain events that the Compensation Committee considered to be important with respect to determining compensation for James K. B. Hesketh, Chief Executive Officer, and other key executives of the Company. These events included:

•	The share price increased approximately 45.9% during 2012.

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•	Pre-tax earnings of $7.1 million for 2012 versus $6.0 million for 2011 from production at the Briggs mine and gold sales during development at Pinson.
•	Institutional analyst coverage increased from zero in 2011 to four.
•	Completed $17,250,000 equity transaction.
•	Made substantial advances in the development of the Pinson Mine including the retention of the operating staff, contract miner and initial ore shipments.
•	Increased declared proven and probable ore reserves by 225% from 513K oz to 1.157M oz.
•	Strong drilling results produced on programs at Columbia, Pinson open pit, Pinson underground and Reward.
•	Produced updated NI 43-101 studies for Briggs, Reward and Pinson.
•	Preparing Reward for 2013 development.
•	Placed the final topsoil cover on the Kendall leach pads, completed and submitted the final closure plan, and entered into an agreement with the Montana DEQ to conduct the closure EIS.
•	Completed substantial baseline and environmental study for Columbia permitting.

Stock Option Plan

Methodology Used to Calculate Fair Value for Option-Based Awards

The exercise price of each stock option is based on, and may not be less than, 100% of the fair market value of its common shares on the date of grant. The term of each stock option is fixed by the Board of Directors and may not exceed five years from the date of grant. The Board also determines the vesting requirements of the grant which may be accelerated by the Board of Directors.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, current options trading in the marketplace if any, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods during 2012 were two years with 33 percent vesting immediately and 33 percent vesting at each anniversary date. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil.

The following table summarizes the weighted-average assumptions used in determining fair values during 2012:

2012
Expected volatility	59.0%
Expected option term - years	3.0
Risk-free interest rate	1.2%
Forfeiture rate	8.7%

Under the Company's Option Plan, option-based compensation may be granted to the Company's key employees and consultants, including the individuals whose compensation is detailed in this Information Circular. The Compensation Committee recommends the number and form of the option-based compensation considering factors including competitive compensation surveys and analysis, management recommendations, and gains received on past option-based grants.

The use of option-based compensation is intended to align the interests of the executives and other key employees with those of the shareholders. Option-based compensation also serves to increase management ownership in the Company, provides a level of deferred compensation, aids in employee retention and conserves cash. The Compensation Committee believes that stock options with graded vesting periods are the best tools to provide for short-term, mid-term and long-term incentives to motivate the executive officers and key employees of the Company to consistently perform at a high level and in the best interest of shareholders.

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Employment Contracts

The following summarizes the employment agreements (the “Employment Agreements”) of Messrs. Hesketh, Gloss and Stanley (the “Executives”). The Employment Agreements will terminate annually on December 31, unless sooner terminated in accordance with the provisions of the Employment Agreements, and may be renewed for periods of one year at a time thereafter. If the Company terminates the employment of the Executive without cause, or the Executive terminates employment for good reason (as defined in the Employment Agreements), then the Executive will be entitled to: (i) accrued compensation including a pro rata bonus as defined in the agreement, (ii) a severance payment equal to one year’s salary plus one month’s salary of each year of service to the Company up to a maximum of 18 months’ salary; or if the termination by the Company without cause or by the Executive for good reason occurs upon or within ninety days after a Change of Control, as defined in the Employment Agreements, then the severance payment shall be equal to twenty-four months of the Executive’s annual salary, (iii) the Executive is eligible to receive COBRA continuation coverage paid by the Company for a period of up to twelve months, and (iv) subject to the terms of the Employment Agreements, all equity awards shall vest. The Company is also obligated to pay a tax gross-up payment to cover certain excise tax imposed by Section 4999 of the Code which may be incurred in connection with a severance payment.

The Employment Agreements contain a covenant not to compete with the Company during the term of employment and for a period of one year following termination of employment, including recruitment of any employee away from the Company.

Salary payments related to the above Employment Agreements are based on the current salary at the time of the event. The pro rata bonus payment is based on the average payments received from the previous two years. The option-based payment is based on the fair value of options received in the previous year. Assuming that an event triggered a contractual payment at the end of 2012, the following estimated maximum payments would be required assuming a half-year bonus payment.

Name	Employment Contract Payment ($)
James K. B. Hesketh, President and Chief Executive Officer	966,831
Rodney D. Gloss, Vice President and Chief Financial Officer	538,292
William R. Stanley, Vice President of Exploration	580,689

Director compensation

The following table sets forth details of all amounts of compensation provided to the directors other than the NEOs (the “Other Directors”) for the Company’s most recently completed financial year:

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Summary Director Compensation Table

Name	Fees Earned ($)	Option-based awards (1) ($)	Total compensation ($)
David H. Watkins	29,500	60,264	89,764
Glen D. Dickson	27,000	60,264	87,264
David K. Fagin	29,000	60,264	89,264
Ronald D. Parker	23,500	60,264	83,764
Christopher E. Herald	24,000	60,264	84,264
Paul H. Zink	23,500	60,264	83,764

(1)	Dollar amounts provided for option-based awards reflect fair value on the date of grant and are determined with reference to the factors discussed under “Compensation Discussion and Analysis” above.

Compensation of Directors

At the December 11, 2012 Compensation Committee meeting, members recommended the annual retainer fee paid to the Chairman of the Board, Mr. David Watkins, remain at $7,000 per year. The Committee reviewed the industry ranges of compensation to determine the appropriate amount of additional compensation. At the December 11, 2012 Compensation Committee meeting, members also recommended the annual retainer paid to directors remain at $13,000 per year. No other changes with regard to directors’ compensation were made. The 2013 fee schedule is as follows:

An annual retainer fee of $13,000.00 per year plus, as applicable:

•	a fee of $1,000.00 per meeting of the Board of Directors;
•	a fee of $500.00 per committee meeting attended by each member director;
•	an annual fee of $5,000.00 to the chairman of the Audit Committee;
•	an annual fee of $2,500.00 to the chairman of the Compensation Committee;
•	an annual fee of $1,000.00 to the chairman of the Health, Safety and Environment Committee
•	an annual fee of $1,000.00 to the chairman of the Nomination and Corporate Governance Committee
•	an annual fee of $7,000.00 to the Chairman of the Board; and
•	an annual option grant at the market price at the date of the grant, with a vesting period of two years and a term not to exceed five years.

There are no other arrangements in addition to or in lieu of the above-described fee structure under which directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as directors.

Option-Based Awards

The following table sets forth details of all awards outstanding for the Other Directors at the end of the most recently completed financial year, including awards granted to the Other Directors in prior years.

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	Option-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In- The-Money Options(1) (C$)
David H. Watkins	120,000	0.71	December 17, 2014	45,600
	120,000	0.60	December 13, 2015	58,800
	150,000	0.90	December 13, 2015	28,500
	130,000	1.13	December 11, 2016	-
Subtotal	520,000			132,900
Glen D. Dickson	150,000	0.45	December 17, 2013	96,000
	120,000	0.71	December 17, 2014	45,600
	120,000	0.60	December 13, 2015	58,800
	150,000	0.90	December 13, 2015	28,500
	130,000	1.13	December 11, 2016	-
Subtotal	670,000			228,900
David K. Fagin	120,000	0.71	December 17, 2014	45,600
	120,000	0.60	December 13, 2015	58,800
	150,000	0.90	December 13, 2015	28,500
	130,000	1.13	December 11, 2016	-
Subtotal	520,000			228,900
Ronald D. Parker	150,000	0.45	December 17, 2013	96,000
	120,000	0.71	December 17, 2014	45,600
	120,000	0.60	December 13, 2015	58,800
	150,000	0.90	December 13, 2015	28,500
	130,000	1.13	December 11, 2016	-
Subtotal	670,000			228,900
Christopher E.	40,000	0.71	August 6, 2014	15,200
Herald	120,000	0.71	December 17, 2014	45,600
	120,000	0.60	December 13, 2015	58,800
	150,000	0.90	December 13, 2015	28,500
	130,000	1.13	December 11, 2016	-
Subtotal	560,000			170,900

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	Option-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In- The-Money Options(1) (C$)
Paul H. Zink	100,000	0.52	April 5, 2016	57,000
	150,000	0.90	December 13, 2015	28,500
	130,000	1.13	December 11, 2016	-
Subtotal	380,000			83,500

(1) Based on the Company’s closing share price of $1.09 on December 31, 2012.

The following table sets forth details of the value vested or earned by the Other Directors for option-based awards and share-based awards for the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (C$)
David H. Watkins	29,100
Glen D. Dickson	29,100
David K. Fagin	29,100
Ronald D. Parker	29,100
Christopher E. Herald	29,100
Paul H. Zink	37,000

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Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following table sets out, as of the end of the Company’s financial year ended December 31, 2012, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (#) (a)	Weighted-average exercise price of outstanding options (C$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders	9,532,833	0.82	4,966,159
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	9,532,833	0.82	4,966,159

Indebtedness of Directors and Executive Officers

No director, executive officer, employee or former director, executive officer or employee or any of their respective associates or affiliates or any proposed nominee for election as a director of the Company is or has been at any time since the beginning of the last completed financial year, indebted to the Company or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

None of the informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

Corporate Governance Practices

The Board of Directors is committed to ensuring that the Company identifies and implements effective corporate governance practices. National Policy 58-201, Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in view of these guidelines. In most cases, the Company’s practices comply with the guidelines. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

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In accordance with National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time as necessary with a view to achieving and maintaining a majority of independent directors while at the same time maintaining an adequate level of industry representation and complementary experience in the mining industry and other businesses. The Board consists of seven directors, five of whom are independent directors as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent. Applying the criteria in NI 58-101, each of Glen D. Dickson, David K. Fagin, Ronald D. Parker, Christopher E. Herald, and Paul H. Zink are independent directors. David H. Watkins is not independent as he was an executive officer of the Company within the past three years and James K. B. Hesketh is not independent as he is an executive officer of the Company. Accordingly, the Board considers that a majority of the directors are independent.

The following directors are currently directors of the other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer

Glen D. Dickson	Brazilian Gold Corporation, Venerable Ventures Ltd. and Elgin Mining Inc.

David K. Fagin	Pacific Rim Mining Corp.

David H. Watkins	EURO Ressources S.A., Commander Resources Ltd.; Golden Minerals Company; Camino Minerals Corporation; Argonaut; Bearing Resources Ltd.; Rio Novo Gold Inc.

Christopher E. Herald	Solitario Exploration & Royalty Corp.

Paul H. Zink	Rare Element Resources Ltd.

To facilitate its exercise of independent judgement in carrying out its responsibilities and consistent with NP 58-201, the Board has provided for its Audit Committee and its Compensation Committee to be composed solely of independent Directors.

The independent directors did not hold regularly scheduled directors’ meetings during 2012 at which the non-independent directors and members of management were not in attendance. The Audit Committee meets at least quarterly with management in attendance to review the quarterly financial statements, MD&A and other annual filings that are required. The Audit Committee also meets at least quarterly with the auditors and without management in attendance.

While the Board believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among the independent directors is inhibited by the presence of the non-independent directors and the Board believes that their exclusion from regularly scheduled meetings is not needed in the present circumstances. However, during the course of a Board of Directors’ meeting, if a matter is deemed more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

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The attendance record for each director for all board meetings and for committee meetings of which they are a member for the financial year ended December 31, 2012 is set out below:

Number of Board and Committee Meetings Held	Attendance of Directors
	Director	Board Meetings Attended	Committee Meetings Attended

Board of Directors: 6	Glen D. Dickson	6	5
Audit Committee: 3	David K. Fagin	6	5
Compensation	Ronald D. Parker	5	4
Committee: 2	James K. B. Hesketh	6	5
Nominating and	David H. Watkins	6	3
Corporate Governance	Christopher E. Herald	6	4
Committee: 0	Paul H. Zink	6	5
Health, Safety and
Environment: 0

Board Mandate

The Board of Directors is responsible for providing management with direction on the ongoing growth activities of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interest of the Company. The Board agrees with and confirms its responsibility for overseeing management’s performance in the following particular areas:

•	the strategic planning process of the Company;

•	identification and management of the principal risks associated with the business of the Company;

•	planning for succession of management;

•	the Company’s policies regarding communications with its shareholders and others; and

•	the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on the management of the Company to provide the Board with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Company’s President and Chief Executive Officer is a member of the Board, giving the Board direct access to information on all areas of responsibility. Other executive officers and management personnel regularly attend Board meetings to provide information and answer questions. On a regular basis outside of regularly scheduled meetings, directors consult with management of the Company.

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The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company’s activities, such as compliance with safety standards and legal requirements, environmental issues, financial position, liquidation of assets, stock option grants, hedging activities and any other strategic issues of the Company. At least annually and usually quarterly, the Board reviews management’s report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board, the Chair of each Board committee and the Chief Executive Officer. During 2012, David H. Watkins served as the Company’s Chairman. The primary role of the Chairman of the Board is to ensure that the meetings of the Board are timely, organized properly, function effectively and meet obligations in accordance with the best practice of corporate governance.

The Chairman of each Board Committee is responsible for managing the affairs of the committee in accordance with best practices of corporate governance.

The role and responsibility of the Chief Executive Officer is to develop and implement the Company’s long and short term strategies, to conduct financing and operational planning processes and to monitor the financial plan against performance; to review and implement personnel needs of the Company; to initiate and oversee new projects; and to identify risks affecting the Company and to develop a plan for their mitigation.

Orientation and Continuing Education

The Board, through management, provides comprehensive information on the Company to all directors, including copies of the Company’s key policies, codes and mandates, and access to its various operations as may be required. External continuing education opportunities are encouraged and brought to the attention of directors. As well, management briefings on the Company’s operations, business and key issues are provided on an ongoing basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. A copy of the Code has been filed on and is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the head office of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

As required under the Act and the Company’s Articles:

•	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•	A director who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion respecting that contract or transaction.

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It is the policy of the Company that all officers and key employees adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

•	Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interest and the interest of the Company, including receiving improper personal benefits as a result of his or her position.

•	Provide stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

•	Comply with laws of federal, provincial and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

•	Act in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgement to be compromised.

•	Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities, except when authorized or otherwise legally obligated to disclose, and do not use such confidential information acquired in the course of the performance of his or her responsibilities, for personal advantage.

•	Do not compete directly or indirectly with the Company.

•	Proactively promote ethical behaviour among subordinates and peers.

•	Use corporate assets and resources employed or entrusted in a responsible manner.

•	Advance the Company’s legitimate interests and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.

In addition, the Code establishes a mechanism by which employees and others can raise their concerns in a confidential manner and free of any discrimination, retaliation or harassment. The Company may respond to, and keep records of, complaints from employees and others regarding such potential violations or concerns.

The Board, through discussions at least annually, requires each officer and director to state their compliance with the Company’s Code. The Board is required to report in the next quarterly or annual report any departures from the Code. There have been no reported departures with respect to conduct by a director or executive officer in the past year.

In addition to adopting the Company’s Code, the Board has adopted a Corporate Disclosure Policy that ensures the accurate and timely disclosure of all material information. The Audit Committee has adopted a Whistleblower Policy to establish a procedure for processing complaints received by the Company regarding accounting and auditing matters and for allowing for the confidential reporting of same by employees without retaliation or adverse employment consequences. There have been no reportable complaints regarding accounting and auditing matters in the past year.

Compensation Committee

The Compensation Committee (the “Committee”) is appointed by the Board and among other duties is to discharge the Board’s responsibilities relating to compensation of the Company’s executives. The Committee has overall responsibility for approving and evaluating the executive compensation plans, policies and programs of the Company. The Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company’s proxy statement, in accordance with applicable rules and regulations.

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The Committee must consist of at least two members, each of whom shall be a director of the Company. Each member of the Committee must meet the listing standards relating to independence of the TSX and all other applicable regulatory authorities. The Committee shall report to the Board. A majority of the members of the Committee constitutes a quorum. The Board appoints the members of the Committee and each member serves at the will and pleasure of the Board.

The members of the Committee are Glen D. Dickson, who serves as Chairman, Ronald D. Parker, and Christopher E. Herald. The Board has determined that each member of the Committee is independent pursuant to the rules and regulations of the TSX.

I.            Mandate

The mandate of the Committee is to discharge the responsibilities of the Board relating to compensation of the Company’s officers and directors, to provide general oversight of the Company’s compensation structure including equity compensation plans and benefits programs and to perform the additional specific duties and responsibilities set out herein.

II.           Membership

The Committee will consist of at least two members, a majority of whom will be independent directors of the Company, and one of whom will act as chairperson. An "independent" director is a director who is independent, as determined by the Board, within the definitions prescribed for executive compensation committee members by applicable stock exchange listing standards, and applicable laws and, if and as applicable, U.S. Securities and Exchange Commission ("SEC") rules. Committee members will be appointed, and the Chairperson will be selected from among them, by the Board of Directors.

III.          Meetings and Procedures

The Committee will meet as often as may be considered necessary or appropriate, in its judgment. The Committee may meet either in person or by telephone, and at such times and places as the Committee determines. At least two members of the Committee must be present to constitute a quorum for the transaction of Committee business. The Chairperson will preside over the meetings, but will have no greater voting rights or decision-making authority than the other member(s) of the Committee. The Committee will report regularly to the full Board with respect to its activities. As a matter of practice, the Committee will discuss significant matters, as determined by the Committee, with the full Board prior to taking final action on such matters. All recommendations of the Committee with respect to the awarding of compensation to the executive (senior) officers of the Company will be submitted to the full Board for approval before implementation.

IV.          Outside Advisors

The Committee will have the authority, acting reasonably, to retain, at the Company's expense, such outside consultants, legal counsel, and other advisors as it determines and is appropriate to assist it in the full performance of its functions, including the authority to approve such advisors' fees and other engagement terms. The Committee will notify the Board of Directors prior to retaining any outside consultant, legal counsel or advisor.

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V.           Duties and Responsibilities

(a)            Human Resources and Compensation Strategies. The Committee will oversee and evaluate the Company’s overall human resources and compensation structure, policies and programs, with the objective of ensuring that these establish appropriate incentives and leadership development for management and other employees.

(b)            Executive Compensation. The Committee will review and approve corporate goals and objectives relevant to the compensation of the President (the "President"), Chief Executive Officer (the "CEO"), Chief Financial Officer (“CFO”) Chief Operation Officer (“COO”) and the other executive officers of Atna, evaluate the performance of the President, CEO, CFO, COO and the other executive officers in light of those goals and objectives and approve their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation.

(c)            Employment Agreements. The Committee will review and approve all employment related agreements and severance arrangements for the President, CEO, CFO, COO and other executive officers, including, without limitation, change-of-control agreements.

(d)            External Reporting of Compensation Matters. The Committee will prepare an annual report on executive officer compensation for publication in the Company’s proxy circulars, as required by the securities regulatory authorities having jurisdiction over the Company. The Chairperson of the Committee will make him or herself available for questions from shareholders of the Company at the Company's Annual General Meeting.

(e)            Stock Option and Incentive Compensation Plans. The Committee will supervise and administer the Company’s stock option or any other equity-based compensation programs, and the incentive compensation plan, and may approve, amend, modify, interpret, ratify the terms of, or terminate any such plan, to the extent that such plans and applicable laws so permit, and will make recommendations to the Board with respect to equity-based plans and incentive-compensation plans as appropriate.

(f)            Employee Benefit Plans. The Committee will monitor the effectiveness of benefit plan offerings, in particular benefit plan offerings pertaining to executive officers, and will review and approve any new employee benefit plan or change to an existing plan that creates a material financial commitment by the Company. In its discretion, the Committee may otherwise approve, amend, modify, ratify, interpret the terms of, or terminate any benefit plan.

(g)            Leadership Development and Succession Planning. The Committee will review the leadership development and succession planning processes for senior management positions and ensure that appropriate compensation, incentive and other programs are in place in order to promote appropriate leadership development.

(h)            Director Compensation. The Committee will annually review the compensation of directors for service on the Board and its committees and recommend to the Board the annual Board member compensation package, including retainer, Committee member and Chair retainers, Board and Committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

(i)            Annual Evaluation. The Committee will annually evaluate the performance of the Committee and the adequacy of the Committee's charter and recommend to the Board such changes as it deems appropriate.

(j)            General. The Committee will perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee deems appropriate.

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VI.            Delegation

The Committee may delegate any of the foregoing duties and responsibilities to one or more members of the Committee. In addition, the Committee may delegate to one or more executive officers of the Company the administration of equity incentive or employee benefit plans, unless otherwise prohibited by such plans, or applicable law or stock exchange rules. Any such delegation may be revoked by the Committee at any time.

Audit Committee

The Audit Committee, which is composed exclusively of three independent directors, is responsible for overseeing management’s conduct of the Company’s accounting and financial reporting processes and systems of internal accounting and financial controls. For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s 2012 Annual Report on Form 20-F dated March 21, 2013 which is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the Corporate Secretary of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401.

Assessments

The Board is satisfied that given each director’s extensive public company experience, directors are familiar with what is required of them. Frequency of attendance at Board meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director is assessed.

SHAREHOLDER FEEDBACK AND LIAISON

Valerie K. Kimball is the Company’s Corporate Secretary and Investor Relations Manager. She can be contacted toll-free at 1-877-692-8182 and by email at vkimball@atna.com.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

The Company prepares an Annual Report for 2012 that contains the Company’s comparative financial statements for the Company’s most recently completed financial year, the auditors’ report on such statements and Management’s Discussion and Analysis of Financial Results. A copy of the Annual Report and this Information Circular, as well as the most recent quarterly financial statements subsequent to the Company’s annual financial statements, may be obtained upon request from the Corporate Secretary of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401 or are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Approval

The contents and sending of the Notice of Meeting and this Information Circular have been approved and authorized by the Board of Directors of the Company.

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DATED at Golden, Colorado, this 20th day of March, 2013.

ATNA RESOURCES LTD.

(signed) “Valerie Kimball”
By:	Valerie Kimball
Corporate Secretary

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APPENDIX 1

ATNA RESOURCES LTD.
(the “Company”)

restricted share unit plan

Purpose

The purpose of this Plan is to enhance the Company’s ability to attract and retain individuals with experience and ability to serve as directors, officers, employees and consultants of the Company. This Plan is intended to promote the alignment of interests between the Company’s shareholders and such individuals by allowing them to participate in the success of the Company.

Definitions

For the purposes of the Plan, unless there is something in the subject matter or context inconsistent therewith the following terms shall have the following meanings:

“Account” means the account set up on behalf of each Participant in accordance with Section 0;

“Applicable Law” means all federal, provincial and foreign laws and any regulations, instruments or orders enacted thereunder, and the rules, regulations and policies of the Stock Exchanges applicable to the Company and the Participants in respect of the operation and administration of the Plan;

“Board” means the Board of Directors of the Company, as constituted from time to time;

“Change in Control” shall have the meaning as defined in Schedule A;

“Company” means Atna Resources Ltd. and includes, unless the context otherwise requires, all of its Subsidiaries and successors according to law;

“Consultant” means an individual (including an individual whose services are contracted through a personal holding company) engaged to provide ongoing management or consulting services for the Company;

“Eligible Person” means, at the Grant Date, any director, officer, employee or Consultant of the Company;

"Fair Market Value" means, with respect to each vested RSU on the Vesting Date, the five-day VWAP per Share on the Vesting Date on the Stock Exchange on which the majority of the public trading in the Shares has occurred over the immediately preceding 30 days, or if it not possible to calculate such five-day VWAP, then the last posted closing price per Share on such Stock Exchange;

“Grant Date” means the date of grant of an RSU by the Board or such other date as may be specified by the Board at the time of the authorization of the grant;

“Insider” shall have the meaning ascribed to that term under the Securities Act and applicable Stock Exchange policies;

“Participant” means an Eligible Person to whom or which RSUs have been granted;

“Plan” means this Restricted Share Unit Plan of the Company, as may be amended;

“Plan Limit” means the maximum number of Shares that are issuable under the Plan in accordance with Section 0;

“Regulatory Approval” means the approval of any Stock Exchange or any other regulatory authority or governmental agency having lawful jurisdiction over the Plan and any RSUs granted hereunder.

“Restricted Share Unit” or “RSU” means a unit credited by means of a bookkeeping entry on the books of the Company to a Participant’s Account in accordance with the terms and conditions of the Plan;

“RSU Agreement” means an agreement, substantially in the form of the agreement set out in Schedule B, between the Company and a Participant setting out the terms of the RSUs granted to the Participant;

“Securities Act” means the Securities Act (British Columbia), as amended from time to time;

“Shares” means the common shares in the capital of the Company and each is a “Share”;

“Share Compensation Arrangement” means this Plan, the Stock Option Plan and any share option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

“Stock Exchanges” means any stock exchanges or markets on which the Shares are listed for trading at the relevant time, including, if applicable, the TSX and the US Market;

“Stock Option Plan” means the Stock Option Plan (Amended) of the Company, effective May 5, 2009, as adopted on April 26, 2007 and as amended on March 25, 2008, and as further amended from time to time in accordance with the provisions thereof;

“Subsidiary” means any corporation that is a subsidiary of the Company as defined in the Securities Act;

“TSX” means the Toronto Stock Exchange;

“US Market” means the principal U.S. exchange or market quotation system, if any, on which the Shares are, from time to time, traded, and includes the OTCQB marketplace;

Vesting Date" means the date the RSUs of a Participant vest in accordance with Section 0 and the relevant RSU Agreement; and

“VWAP” means the volume weight average trading price of the Shares.

Use of Gender and Number

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

Governing Law

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

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ESTABLISHMENT OF THE PLAN

Effective Date

There is hereby established a Plan effective as of ▼, 2013.

Eligibility

RSUs may be granted hereunder to Eligible Persons from time to time by the Board, subject to the limitations set forth in herein.

Compliance with Applicable Law

The Plan, the grant of RSUs under the Plan, and the Company’s obligation to issue Shares following the vesting of RSUs, will be subject to Applicable Law. Shares issued to Participants pursuant to the vesting of RSUs may be subject to limitation on sale or resale under Applicable Law.

Any inconsistencies between the Plan and Applicable Law, whether due to inadvertence or to changes in such Applicable Law, will be resolved in favour of the latter.

ADMINISTRATION

Use of Committees

The Board may delegate all or such portion of its powers under this Plan as it may determine to a duly appointed committee of the Board or a senior officer of the Company, either indefinitely or for such period of time as it may specify, and thereafter such committee or senior officer may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorised so to do. If such a committee or senior officer is appointed for this purpose, all references herein to the Board will be deemed to be references to such committee or senior officer. Notwithstanding the foregoing, the Board will not be permitted to delegate its powers hereunder to an executive officer to the extent that such powers relate to the participation in this Plan by senior officers and directors of the Company.

Authority of the Board

The Board shall be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Subject to the limitations of the Plan, without limiting the generality of the foregoing, the Board has the power and authority to:

determine which Eligible Persons are to be granted RSUs and the number of RSUs to be issued to those Eligible Persons;

determine the terms under which such RSUs are granted including, without limitation, those related to transferability, vesting and forfeiture;

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prescribe the form of RSU Agreement with respect to a particular grant of RSUs;

interpret the Plan and determine all questions arising out of the Plan and any RSUs granted pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Company and all other affected persons;

prescribe, amend and rescind rules and procedures relating to the Plan;

subject to the provisions of the Plan and subject to such additional limitations and restrictions as the Board may impose, delegate to one or more officers of the Company some or all of its authority under the Plan; and

employ such legal counsel, independent auditors, third party service providers and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion or computation received therefrom.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons, including, in particular and without limitation, the Participants.

GRANT OF RSU’s

RSU Agreement

Upon the grant of RSUs, the Company will deliver to the Participant an RSU Agreement dated as of the Grant Date, containing the terms of the RSUs and executed by the Company, and upon delivery to the Company of the RSU Agreement executed by the Participant, such Participant will be a participant in the Plan and have the right to receive Shares on the terms set out in the RSU Agreement and in the Plan. Subject to any specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of each RSU Agreement made hereunder.

Shares Reserved

The maximum number of Shares which may be made subject to issuance under RSUs granted under this Plan shall be a number equal to 10% of the number of issued and outstanding Shares on a non-diluted basis at any time, less the aggregate total of number of Shares that are, from time to time, subject to issuance under outstanding rights that have been granted by the Company under any other Share Compensation Arrangement, including outstanding Share purchase options issued by the Company under its Stock Option Plan, subject to adjustment under Section 0 (the “Plan Limit”).

For greater certainty:

in the event a right to acquire Shares under this Plan or any other Share Compensation Arrangement expires unexercised or is terminated by reason of dismissal of the holder of the right for cause or is otherwise lawfully cancelled prior to such right resulting in the issuance of Shares, then the Shares that were issuable thereunder will be added back into the aggregate number of Shares that may be, from time to time, made subject to issuance under a right granted under this Plan or any other Share Compensation Arrangement; and

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if an optionee under the Company’s Stock Option Plan pays the exercise price (and/or any applicable withholding taxes) of an option by surrendering previously owned Shares, or arranges to have the appropriate number of optioned shares otherwise issuable upon exercise of an option withheld, then the Shares that would have been issued upon exercise of the option equal in number to the surrendered and/or withheld Optioned Shares and Common Shares shall not count towards the maximum number of Shares that may be made subject to issuance under this Plan or any other Share Compensation Arrangement.

Limitations of RSUs to Insiders

Notwithstanding anything in this Plan to the contrary, unless permitted by Regulatory Approval and, if required by Applicable Law, shareholder approval is obtained,

(a)	the aggregate number of Shares that may be made subject to issuance to Insiders pursuant to RSUs granted under the Plan and under any other Share Compensation Arrangement may not exceed 10.0% of the total number of Shares outstanding at the Grant Date (on a non-diluted basis); and

(b)	the aggregate number of Shares that may be issued to Insiders pursuant to RSUs granted under the Plan and under any other Share Compensation Arrangement, within any one year period, may not exceed 10.0% of the total number of Shares outstanding at the end of such period (on a non-diluted basis).

Limitations of RSUs to any One Person

Unless permitted by Regulatory Approval and, if required by Applicable Law, shareholder approval is obtained, the aggregate number of Shares which may be reserved for issuance, from time to time, to any one Eligible Person under the Plan and under any other Share Compensation Arrangement may not exceed 5.0% of the total number of Shares outstanding at the Grant Date (on a non-diluted basis).

Grant and Vesting of RSUs

Subject to the terms of the Plan, the Board may from time to time grant to any Eligible Person the number of RSUs the Board deems appropriate.

RSUs shall consist of a grant of units, each of which represents the right of the Participant to receive one Share, subject to the terms and conditions contained herein and such additional terms and conditions as the Board deems appropriate, consistent with Applicable Law.

The Board shall have the discretion to determine the Vesting Date for each RSU or any other vesting requirements (to be set forth in the RSU Agreement).

Third Party Offer

If an offer to purchase all of the outstanding Shares of the Company is made by a third party, the Board may, in its sole discretion, to the extent permitted by Applicable Law and upon giving each Participant written notice to that effect, require the acceleration of the vesting of RSUs. All determinations of the Board under this Section will be final, binding and conclusive for all purposes.

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Change in Control

Upon the occurrence of a Change in Control, all outstanding RSUs at that time shall automatically and irrevocably vest in full.

Participant’s Account

The Company shall maintain an Account for each Participant and, upon the grant of RSUs to a Participant, the Board shall cause the Participant’s Account to be credited with the number of RSUs granted. Any RSU held by a Participant that fails to vest or that vests and a Share is delivered to a Participant in satisfaction of such vested RSU shall be cancelled from the Participant’s Account.

Vested RSUs

The issuance of Shares to a Participant by the Company in satisfaction of vested RSUs will be made as soon as practicable after the Vesting Date.

Withholding Tax

The Participant will be solely responsible for paying any applicable withholding taxes arising from the grant or vesting of any RSU, and such payments must be made in a manner satisfactory to the Company. In furtherance of the foregoing, the Company will have the right to withhold from any amounts otherwise due or to become due from the Company to the Participant, an amount equal to any such taxes in order to ensure that such payments are remitted as required.

Notwithstanding the foregoing, immediately upon delivery of any Shares pursuant to vested RSUs, the Company shall have the right to require a Participant to sell a given number of Shares, the net proceeds from which shall be not less than the amount required to cover any applicable withholding taxes and other source deductions required by Applicable Law to be withheld by the Company in connection with the total Share issuances made by the Company in satisfaction of the Participant’s vested RSUs.

Termination of Employment

Unless otherwise determined by the Board, in its sole discretion, or specified in the applicable RSU Agreement:

Upon the voluntary resignation or the termination for cause of a Participant, all of the Participant’s RSUs which remain unvested in the Participant’s Account shall be forfeited without any entitlement to such Participant. If the Participant has an employment or consulting agreement with the Company, the term “cause” shall have the meaning given to it in the applicable Participant’s employment or consulting agreement.

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Upon the termination without cause or death of a Participant, the Participant or the Participant’s beneficiary, as the case may be, shall have a number of RSUs become vested in a linear manner equal to the sum for each grant of RSUs of the original number of RSUs granted multiplied by the number of completed months of employment since the Grant Date divided by the number of months required to achieve the full vesting of such grant of RSUs reduced by the actual number of RSUs that have previously become vested in accordance with Section 0. Such vested RSUs shall be settled in accordance with Section 0.

No Compensation for Cancelled RSUs

Section 0 applies regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the RSUs to vest with the Participant. Except as expressly permitted by the Board, all RSUs will cease to vest as at the date upon which the Participant ceases to be an Eligible Person. Participants will not be entitled to any compensation in respect of any RSU that has not vested.

Non-Transferability of RSUs

The assignment or transfer of RSUs, or any other benefits under the Plan, shall not be permitted other than by operation of law.

AMENDMENT

Amendment and Termination of Plan

The Board reserves the right, in its absolute discretion, subject to any necessary Regulatory Approvals, to at any time amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the written consent of all holders of outstanding RSUs, impair the rights and entitlements of any such holder pursuant to then-outstanding RSUs unless such amendment is the result of a change in the rules and policies of the TSX or the US Market, all without shareholder or Participant approval, except that this discretionary authority will not extend to the directors the authority to increase the Plan Limit without shareholder approval, excluding, where required by the policies of the TSX or the US Market, the votes attaching to shares held by persons eligible to be Participants under the Plan. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an RSU or any rights pursuant thereto remain outstanding.

Powers of Board Survive

The full powers of the Board provided for in the Plan will survive the termination of the Plan until all RSUs have been vested in full or have otherwise expired.

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Amendment of Outstanding RSUs

Subject to Regulatory Approval, the Board may, without shareholder or Participant approval, amend or modify in any manner an outstanding RSU to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an RSU vests, except that no amendment will, without the written consent of all affected Participants, alter or impair any RSU previously granted under the Plan unless as a result of a change in Applicable Law or the Company’s status or classification thereunder.

ADJUSTMENT TO SHARES

Adjustments

Appropriate adjustments in the number of Shares subject to the Plan, as regards RSUs granted or to be granted and the number of Shares subject to RSUs, will be conclusively determined by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Shares, the payment of stock dividends by the Company (other than dividends in the ordinary course) or other relevant changes in the capital of the Company or from a proposed merger, amalgamation or other corporate arrangement or reorganization involving the exchange or replacement of Shares of the Company for those in another corporation. Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on the Company, the Participant and all other affected parties.

Further Adjustments

Subject to Section 0 and Applicable Law, if, because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares of the Company for those in another corporation is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unvested RSUs rights granted under the Plan will be treated including, without limitation, requiring the acceleration of the time for the vesting of such RSUs and the time for the fulfilment of any conditions or restrictions on such vesting. All determinations of the Board under this Section will be final, binding and conclusive for all purposes.

No Fractional Shares

No fractional Shares shall be issued upon the vesting of RSUs granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the vesting of an RSU, such Participant shall only have the right to the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded, and any fractional interest in a Share that would otherwise be delivered upon the vesting of RSUs will be cancelled.

Limitations

The grant of RSUs under the Plan will in no way affect the Company’s right to adjust, reclassify, reorganise or otherwise change its capital or business structure or to merge, amalgamate, reorganise, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

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GENERAL

Unfunded Plan

The Plan is intended to constitute an “unfunded” plan for incentive compensation. Nothing contained in the Plan (or in any RSU Agreement or other documentation related thereto) shall give a Participant any rights that are greater than those of a general creditor of the Company.

Compliance with Legislation

The Plan, the grant and vesting of RSUs hereunder and the Company’s obligation to deliver Shares upon vesting of RSUs is subject to Applicable Law and to such Regulatory Approvals as may, in the opinion of counsel to the Company, be required. Each RSU Agreement will contain such provisions as in the opinion of the Board are required to ensure that no Shares are issued on the vesting of an RSU unless the issuance of such Shares will be exempt from all registration and qualification requirements of securities laws of any jurisdiction and will be permitted under Applicable Law. The Company shall not be obliged by any provision of the Plan or the grant of any RSU hereunder to issue or sell Shares in violation of Applicable Law or any condition of any Regulatory Approval. No RSU shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Shares under the securities laws of any jurisdiction and any purported grant of any RSU or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Company shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed, upon official notice of issuance, with the Stock Exchanges. Shares issued and sold to Participants pursuant to the vesting of RSUs may be subject to limitations on sale or resale under Applicable Law. In particular, if required by Applicable Law, an RSU Agreement may provide that shareholder approval to the grant of an RSU must be obtained prior to the vesting of the RSU or to the amendment of an RSU Agreement.

Non-Exclusivity

Nothing contained in the Plan will prevent the Board from maintaining or adopting other or additional Share Compensation Arrangements, subject to obtaining prior Regulatory Approval and shareholder approval, if required.

Employment and Services

Nothing contained in the Plan or in any RSU Agreement will confer upon or imply in favour of any Eligible Person or Participant any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company, to lawfully terminate the Eligible Person or Participant’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Eligible Person will be voluntary.

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Change of Status

A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which an RSU was granted to such Participant will not result in a change in the terms of such RSU provided that such Participant remains an Eligible Person.

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada), the United States Internal Revenue Code, or any other taxing statute governing the RSUs or the Shares issuable thereunder or the tax consequences to a Participant. Compliance with Applicable Law as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Rights as a Shareholder

Nothing contained in the Plan nor in any RSU granted thereunder shall be deemed to give any Participant any interest or title in or to any Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than with respect to Shares issued following the vesting of RSUs.

Discretion of Board

Subject to the Board’s powers of delegation provided for under this Plan, the awarding of RSUs to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

Notices

The form of all communication relating to the Plan shall be in writing and delivered by recognised overnight courier, certified mail, fax or electronic mail to the proper address or, optionally, to any individual personally. Except as otherwise provided in any RSU Agreement, all notices to the Company or the Board shall be addressed to the Company at its principal business office in Denver, Colorado, Attn: Chief Financial Officer. All notices to Participants, former Participants, beneficiaries or other persons acting for or on behalf of such persons which are not delivered personally to an individual shall be addressed to such person by the Company or its designee at the last address for such person maintained in the records of the Company.

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SCHEDULE A – CHANGE IN CONTROL

“Change in Control” shall be deemed to have occurred in respect of the Company if:

any individual, corporation, partnership, trust or association is or becomes the beneficial owner, directly or indirectly, of voting securities of the Company representing fifty percent (50%) or more of the combined voting power, of the Company’s then outstanding voting securities; or

individuals who on a particular date constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election to the Board of Directors by the Company’s shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on such date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Director of the Company then in office (a “Change in Board Majority”), and a an individual, corporation, partnership, trust or association has become, at any time during the 120 days before the Change in Board Majority, the ultimate beneficial owner of more than 33 1/3% of the total voting power of the capital stock of the Company of any class or kind ordinarily having the power to vote for the election of directors of the Company on a fully diluted basis; or

there is consummated either (i) a merger, consolidation, reorganization, share exchange or issuance of securities involving the Company (each a “Business Combination”) unless, immediately after such Business Combination, all or substantially all of the individuals and entities who were the beneficial owners of voting capital of the Company immediately before the Business Combination continue to beneficially own, directly or indirectly, more than 66 2/3% of the then outstanding voting capital of the resulting or acquiring entity in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all the Company’s assets either directly or indirectly) in substantially the same proportions as their respective ownership in the outstanding voting capital immediately before such Business Combination; or (ii) the sale or other disposition of any of the Company’s assets for gross proceeds equal to at least two-thirds of the then appraised private enterprise value of the Company; or

proceedings are commenced by the Company to seek its reorganization, arrangement or the composition or readjustment of its debt or to obtain relief in respect of the Company, in each instance, under any law relating to bankruptcy, insolvency or reorganization; or

the Board of Directors of the Company adopts a resolution to the effect that, for the purposes of the Plan, a Change in Control has occurred.

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SCHEDULE B – FORM OF RSU AGREEMENT

ATNA RESOURCES LTD

RESTRICTED SHARE UNIT PLAN – RSU AGREEMENT

This RSU Agreement is entered into between Atna Resources Ltd. (the “Company”) and the Eligible Person named below, pursuant to the Company’s Restricted Share Unit Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on __________________________ (the “Grant Date”);

2.	_____________________________(the “Eligible Person”);

3.	was granted ______________________ Restricted Share Units (the “RSUs”), in accordance with the terms of the Plan;

4.	the RSUs will vest as follows:

Number of RSUs	Vesting On

all on the terms and subject to the conditions set out in the Plan.

By signing this agreement, the Participant:

(a)	acknowledges that he or she has read and understands the Plan, agrees with the terms and conditions thereof which shall be deemed to be incorporated into and form part of this RSU Agreement (subject to any specific variations contained in this RSU Agreement);

(b)	acknowledges that he or she will be solely responsible for paying any applicable withholding taxes arising from the grant or vesting of any RSU, as provided in Section 0 of the Plan;

(c)	where allowed by applicable legislation, agrees to assume any employer’s social security contributions due upon the grant or vesting of any RSU;

(d)	agrees that an RSU does not carry any voting rights;

(e)	acknowledges that the value of the RSUs granted herein is in US$ denomination, and such value is not guaranteed;

(f)	recognises that the value of an RSU upon delivery is subject to stock market fluctuations; and

(g)	recognises that, at the sole discretion of the Company, the Plan can be administered by a designee of the Company by virtue of paragraph 0 and any communication from or to the designee shall be deemed to be from or to the Company.

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IN WITNESS WHEREOF the Company and the Eligible Person have executed this RSU Agreement as of ____________________.

ATNA RESOURCES LTD.

By:
Name:
Title:

By:
Name:
Title:

Name of Eligible Person

Signature of Eligible Person

Note to Plan Participants

This RSU Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your RSUs.

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APPENDIX 2

ADVANCE NOTICE POLICY

OF

ATNA RESOURCES LTD.
(the “Company”)

Introduction

The Company is committed to: (i) facilitating an orderly and efficient process for the nomination of directors at shareholder meetings; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote, having been afforded reasonable time for deliberation.

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Company may submit director nominations to the Company prior to any shareholders’ meeting called for the election of directors and sets forth the information that the nominating shareholder must include in the written notice to the Company in order for any director nominee to be eligible for election at such meeting.

This policy will be subject to an annual review by the Board of Directors of the Company (the “Board”), which will update it to reflect changes required by securities regulatory authorities and applicable stock exchanges or as otherwise determined to be in the best interests of the Company and its shareholders.

Nominations of Directors

1.	Only persons who are nominated in accordance with the procedures of this Policy shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual general meeting of shareholders, or at any special general meeting of shareholders if one of the purposes for which the special general meeting was called was the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a requisition for a general meeting made in accordance with section 167 of the British Columbia Business Corporations Act (the “Act”) or pursuant to a "proposal" made in accordance with section 188 of the Act;

(c)	by any person (a "Nominating Shareholder"): (i) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth in this Policy.

2.	In addition to any other requirements under applicable laws, for a valid nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof (the “Notice”) that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the head office of the Company.

3.	To be timely, a Nominating Shareholder’s Notice must be given:

(a)	in the case of an annual general meeting of shareholders, not fewer than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is fewer than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual general meeting was made, Notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b)	in the case of a special general meeting (that is not also an annual meeting of shareholders) called in whole or in part for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special general meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s Notice set forth above shall in all cases be determined based on the original date of the applicable annual or special general meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such Notice.

4.	To be in proper written form, a Nominating Shareholder’s Notice must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person; (iii) the citizenship of such person; (iv) the class and number of shares in the capital of the Company that are beneficially owned, or controlled, directly or indirectly, or owned of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such Notice; and (v) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with the solicitation of proxies for the election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)	as to the Nominating Shareholder giving the Notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with the solicitation of proxies for the election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or otherwise, of such proposed nominee.

5.	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Policy and, if any proposed nomination is not in compliance with such provisions, to declare that such nomination shall be disregarded.

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6.	For purposes of this Policy:

(a)	"public announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)	"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada.

7.	Notwithstanding any other provision of this Policy, Notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by e-mail (at such e-mail address as may be stipulated from time to time by the Secretary of the Company for that purpose), and shall be deemed to have been given only at the time it is served by personal delivery to the Secretary at the address of the head office of the Company, e-mailed (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

9.	This Policy was approved and adopted by the Board on the date set out below (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms from and after such date. Notwithstanding the foregoing, if this Policy is not ratified by ordinary resolution of the shareholders of th e Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be of no further force and effect following the conclusion of such meeting of shareholders.

10.	This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

Effective Date and approval by the Board: February 4, 2013

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